FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 12, 2022, Performance Shipping Inc. (the “Company”) entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 33,333,333 of its common shares (the “Common Shares”) and 33,333,333 warrants (“Warrants”) to purchase Common Shares in a registered direct offering for a purchase price of $0.45 per Common Share and Warrant.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated August 12, 2022 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Securities Purchase Agreement between the Company and the purchasers thereto.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Common Share Purchase Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares and Warrants.

Attached to this Report on Form 6‐K as Exhibit 8.1 is the opinion of Watson Farley & Williams LLP as to certain tax matters.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated August 12, 2022 titled “Performance Shipping Inc. Announces Pricing of $15 Million Registered Direct Offering.”

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: August 17, 2022

/s/ Andreas Michalopoulos
	By:	Andreas Michalopoulos
Chief Executive Officer